Exhibit 12.1

Calculations of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Nine months ended September 30,	For years ended December 31,
	2009	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	2,793	(25,012)	8,953	7,891	9,793	10,357
Add: Fixed charges, net	22,375	30,395	19,038	16,759	11,742	9,503

Income before income taxes and fixed charges	25,168	5,383	27,991	24,650	21,535	19,860
Fixed charges
Interest expense	21,812	30,395	19,038	16,759	11,742	9,503
Estimate of interest witin rental expense	—	—	—	—	—	—
Discount amortization	41	—	—	—	—	—
Preferred stock dividends	522	—	—	—	—	—

Total fixed charges	22,375	30,395	19,038	16,759	11,742	9,503
Ratio of Earnings to Fixed Charges	1.12	0.18	1.47	1.47	1.83	2.09
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	2,793	(25,012)	8,953	7,891	9,793	10,357
Add: Fixed charges, net	5,591	7,238	4,240	4,411	3,536	3,072

Income before income taxes and fixed charges	8,384	(17,774)	13,193	12,302	13,329	13,429
Fixed charges
Interest expense (excluding deposits)	5,028	7,238	4,240	4,411	3,536	3,072
Estimate of interest witin rental expense	—	—	—	—	—	—
Discount amortization	41	—	—	—	—	—
Preferred stock dividends	522	—	—	—	—	—

Total fixed charges	5,591	7,238	4,240	4,411	3,536	3,072
Ratio of Earnings to Fixed Charges	1.50	(2.46)	3.11	2.79	3.77	4.37